SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November 2006

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

G R O U P  I N T E R I M  R E P O R T

F O R  T H E  N I N E  M O N T H S  E N D E D

S E P T E M B E R  3 0 ,  2 0 0 6

Table of Contents

1. Forward-Looking Statements	2
2. Business and Operating Environment	3
2.1. Corporate Structure	3
2.2. Management and Control	3
2.3. Products, Business Processes, Locations	3
2.4. Research and Development	5
3. Summary of Business Development	6
4. Results of Operations, Financial Position, and Net Assets	7
4.1. Results of Operations	7
4.1.1. Development of Revenues	8
4.1.2. Cost Structure	9
4.1.3. Development of Results	11
4.1.4. Development of Order Intake and Order Backlog	11
4.2. Financial Position	12
4.2.1. Funding	12
4.2.2. Investments	13
4.2.3. Liquidity	13
4.3. Net Assets	13
4.3.1. Property, Plant and Equipment	13
4.3.2. Goodwill	14
4.3.3. Other Intangible Assets	14
4.3.4. Trade Receivables	14
4.3.5. Human Resources	14
5. Report on Post-Balance Sheet Date Events	15
6. Report on Expected Developments	16
6.1. Future Economic Environment and Opportunities	16
6.2. Expected Results of Operations and Financial Position	16
7. Consolidated Interim Financial Statements	17
7.1. Consolidated Interim Income Statement	17
7.2. Consolidated Interim Balance Sheet	18
7.3. Consolidated Interim Cash Flow Statement	19
7.4. Consolidated Interim Statement of Equity	20
8. Additional Explanatory Disclosures on Interim Financial Statements	21
8.1. Basis of Preparation	21
8.2. Significant Accounting Policies	21
8.3. Segment Reporting	21
8.4. Issuance of Equity Securities	22
8.5. Stock Options	22
8.6. Transition to IFRS	23

GROUP INTERIM REPORT AS OF SEPTEMBER 30, 2006

Group Interim Report as of September 30, 2006

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON,” “the AIXTRON Group,” or “the Company”): AIXTRON, Inc., Sunnyvale, California, USA (formed upon the merger of former Genus, Inc. (“Genus”), Sunnyvale, California, USA and former AIXTRON Inc., Atlanta, USA); Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON Korea Co. Ltd., Seoul, South Korea (resulting from the merger of former AIXTRON cshs, Seoul, South Korea with former Genus cshs, Seoul, South Korea); AIXTRON KK, Tokyo, Japan; and AIXTRON Taiwan Co. Ltd., Hsinchu-City, Taiwan.

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2005, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2006.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training, including ongoing customer support.

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of producing up to 95 two-inch diameter wafers per single production run, to small systems for research and development use and small-scale production. Over 200 customers worldwide use AIXTRON technology. To date, over 1,400 AIXTRON systems have been installed globally.

As well as being the world’s leading manufacturer of MOCVD (metal organic chemical vapor deposition) equipment for the Compound Semiconductor market, the Company has begun, in recent years, the process of diversifying into other next-generation technologies and markets. These opportunities include silicon wafer production applications, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (or “AVD® ”) and Atomic Layer Deposition (“ALD”), and developing equipment for an Organic Vapor Phase Deposition (or “OVPD® “) technology for organic light emitting diodes (or “OLED”) applications. OLEDs are increasingly being used in new high-performance small display products and are seen to have relevance to potential future large display, lighting and solar applications in the future.

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of September 30, 2006:

Facilities as of September 30, 2006

Facility Location	Approximate Size (sq. m.)	Use
Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales,
		Research and Development
Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service,
		Engineering
Cambridge, UK (leased)	2,180	Manufacturing, Sales and Service,
		Engineering
Lund, Sweden (leased)	449	Engineering, Service
Sunnyvale, CA, USA (leased)	9,300	Manufacturing, Sales and Service,
		Engineering, Research and Development
Seoul, South Korea (leased)	1,032	Sales and Service
Shanghai, China (leased)	145	Sales and Service
Hsinchu, Taiwan (leased)	1,000	Sales and Service
Tokyo, Japan (leased)	311	Sales and Service

2.4. Research and Development

Key research and development (“R&D”) information is summarized in the following table:

	Q1–Q3 2006	Q1–Q3 2005
R&D expenses (million €)	18.6	19.2
R&D expenses, % of sales	17%	20%

R&D employees (period average)	181	187
R&D employees, % of total headcount (period average)	32%	33%

In the first nine months of 2005, consolidated R&D expenses included R&D expenses from Genus only for the period March 14, 2005 through September 30, 2005; however, in the first nine months of 2006, consolidated R&D expenses included R&D expenses from Genus for the entire nine month period.

3. Summary of Business Development

In the first nine months of 2006, an improvement in market confidence has led to a substantial increase in equipment order intake, year over year, of 76 percent. Continued focus on reducing costs and improving operating efficiencies in combination with an increased manufacturing volume has supported a significant gross margin improvement from 31 percent in the first nine months of 2005 to 38 percent in the first nine months of 2006.

AIXTRON experienced increased demand for both established compound semiconductor equipment products and the more recently released Integrated Concept (IC) common platform and high-capacity systems, reflecting the current feeling of optimism in the marketplace.

The increase in market confidence was driven largely by rising demand for LED end market applications, including an increased market-driven focus on LED backlighting for small area consumer liquid crystal display (“LCD”) and commercial display products. The delay in the introduction of a number of other new LED end market applications (e.g., mobile phone LED camera flash), and the delayed introduction of a new industry standard for DVD blue lasers (Blu-Ray vs. HD DVD) continue to suppress any additional equipment demand, but medium-term demand expectations remain promising.

AIXTRON has also recently seen a small improvement in demand for MOCVD systems from customers serving the Datacom/Telecom market, but the Company still believes that the existing customer capacity in that end market area means that sustainable revenue growth is unlikely to return before late 2007 at the earliest.

Generally, silicon market customer demand was seen to be volatile within the reporting period. However, AIXTRON continued to receive purchase orders and generated revenues from silicon semiconductor mass production CVD system orders for the production of NAND flash memory and Dynamic Random Access Memory (“DRAM”) devices throughout the first nine months of 2006.

The predictions for AIXTRON’ s new silicon semiconductor equipment target applications, employing ALD and AVD® technology, remain fluid in the estimated timing on the introduction of new materials and technologies for the mass production of next-generation integrated circuit (“IC”) devices. This has resulted in slower-than-anticipated demand for AIXTRON s ALD and AVD® production technologies, but the Company continues to experience active interest for Research & Development applications from major production customers.

In this improved capital spending environment, AIXTRON achieved a 14 percent year-over-year increase in total revenues, to € 108.6 million in the first nine months of 2006 (third quarter of 2006: € 40.9 million).

The Company’ s net loss after tax decreased from 1 11.7 million (net loss after tax per share: 1 0.15) in the first nine months of 2005 to a net loss of 1 2.4 million (net loss after tax per share: 1 0.03) in the first nine months of 2006. AIXTRON’ s net loss after tax in the first nine months of 2005 included beneficial allocations to deferred tax assets which did not occur in the first nine months of 2006.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

Key financial information regarding the AIXTRON Group’ s results of operations in the first nine months of 2006 is summarized in the following table:

million €	Q1–Q3 2006	Q1–Q3 2005
Sales revenues	108.6	95.7
Gross profit	41.5	30.1
Gross margin,% revenues	38%	31%
Operating result	(2.4)	(14.4)
Operating result,% revenues	(2)%	(15)%
Net result	(2.4)	(11.7)
Net result,% revenues	(2)%	(12)%
Net result per share – basic (€)	(0.03)	(0.15)
Net result per share – diluted (€)	(0.03)	(0.15)
Equipment Order Intake	133.5	76.0
Equipment Order Backlog (End of Period)	98.3	56.0

4.1.1. Development of Revenues

Revenue in the first nine months of 2006 was € 108.6 million, a year-over-year increase of 14 percent. This increase was partly due to additional revenues from AIXTRON s silicon business interests which were significantly expanded with the acquisition of Genus on March 14, 2005.

The largest element of the nine-month 2006 revenue (49 percent; comparable prior-year period: 57 percent) was generated from the sale of compound semiconductor equipment, which in turn was driven by LED system demand, especially from Asia (81 percent of total nine-month 2006 revenue; comparable prior-year period 72 percent).

The share of revenue related to the sale of silicon semiconductor equipment rose from 24 percent in the first nine months of 2005 to 31 percent in the first nine months of 2006. This increase resulted from the consolidation of Genus into the AIXTRON Group for the entire nine-month period 2006 (whereas in the nine-month period of 2005, Genus was consolidated into the AIXTRON Group only from March 14, 2005 through September 30, 2005).

Equipment sales generated 80 percent of revenue in the first nine months of 2006, virtually unchanged in comparison to the first nine months of 2005 (81 percent). The remaining revenues were provided by spare parts sales and service.

million €	Q1-Q3 2006		Q1-Q3 2005
Revenues	108.6		95.7
of which from sale of silicon semiconductor equipment	33.4	31%	23.0	24%
of which from sale of compound semiconductor
equipment and other equipment (OVPD®, SiC)	53.6	49%	54.7	57%
of which other revenues (service, spare parts, etc.)	21.6	20%	18.0	19%

The Company’ s revenues in the first nine months of 2006 were largely generated in Asia, as was the case in the first nine months of 2005:

Regional Revenue Split

	Q1–Q3 2006		Q1–Q3 2005
	million €	%	million €	%
Asia	88.2	81	68.3	72
Europe	10.6	10	14.7	15
USA	9.8	9	12.7	13
Group	108.6	100	95.7	100

4.1.2. Cost Structure

Cost Structure

	Q1–Q32006		Q1–Q32005
		% of		% of
	million €	Revenues	million €	Revenues
Cost of Sales	67.1	62	65.6	69

Operating Costs	48.3	44	50.9	53
Selling Expenses	15.9	14	18.8	19
General and Administrative Expenses	13.2	12	12.2	13
Research and Development Costs	18.6	17	19.2	20
Other Operating Expenses	0.6	1	0.8	1

In comparison to the first nine months of 2005, AIXTRON’ s cost of sales in the first nine months of 2006, relative to revenues, decreased by 7 percentage points, to € 67.1 million. This improvement was largely driven by continued cost reduction efforts as well as higher manufacturing output volumes.

Operating costs decreased by 5 percent year over year, to € 48.3 million in the first nine months of 2006, despite the consolidation of Genus into the AIXTRON Group for the entire nine-month period in 2006 (consolidation of Genus since March 14, 2005).

Due to efficiency gains in the sales organization as well as a reduction in warranty costs, selling expenses decreased by 15 percent year over year, to € 15.9 million in the first nine months of 2006.

Administrative expenses in the first nine months of 2006 totaled € 13.2 million (comparable prior year period: € 12.2 million) and included approximately € 1.2 million in external expenses related to the adoption of section 404 of the Sarbanes-Oxley Act (“SOA 404”) targeted for completion by the end of fiscal year 2006.

Research and development cost totaled € 18.6 million in the first nine months of 2006 (comparable prior year period: € 19.2 million). The ratio of research and development costs to revenues decreased in the first nine months of 2006 to 17 percent, from 20 percent in the comparable prior-year period.

The year-over-year reduction in other operating income from € 5.6 million in the first nine months of 2005 to € 3.8 million in the first nine months of 2006 was driven by lower foreign currency exchange gains.

As part of an ongoing cost reduction and efficiency improvement program, started in 2005, the Company continues to focus internal projects on the following areas:

•       Purchasing: leverage of purchasing synergies and realization of volume benefits following the acquisition of Genus,

•       Manufacturing: manufacturing utilization efficiency through flexible work planning,

•       Research and Development: project rescheduling, flexible work planning and delayed capital expenditure on R&D projects, and

•       Engineering: reduced costs through increased common generic engineering platform designs.

4.1.3. Development of Results

Due to both a reduction in the cost of sales relative to revenue and higher revenue in the first nine months of 2006, as compared to the first nine months of 2005, the Company s gross profit increased by 38 percent year over year to € 41.5 million in the first nine months of 2006. Consequently, the gross margin rose from 31 percent in the first nine months of 2005 to 38 percent in the first nine months of 2006.

AIXTRON’ s operating loss decreased from € 14.4 million in the first nine months of 2005 to € 2.4 million in the first nine months of 2006, largely due a 7 percentage points improvement in the gross margin and a 5 percent decrease in operating costs.

The Company’ s net loss after tax decreased from € 11.7 million (net loss after tax per share: € 0.15) in the first nine months of 2005 to a net loss of € 2.4 million (net loss after tax per share: € 0.03) in the first nine months of 2006. AIXTRON’ s net loss after tax in the first nine months of 2005 included beneficial allocations to deferred tax assets which did not occur in the first nine months of 2006.

AIXTRON generated net income after tax totaling € 1.9 million (net income after tax per share:  € 0.02) in the third quarter of 2006 (second quarter of 2006: € 1.2 million net loss after tax, net loss after tax per share of € 0.01; third quarter of 2005: € 8.0 million net loss after tax, net loss after tax per share of € 0.09).

Operationally, Genus is now fully integrated into the AIXTRON Group and made a positive contribution to AIXTRON’ snine months 2006 operating result.

4.1.4. Development of Order Intake and Order Backlog

Due to improved market confidence, the value of equipment orders received in the first nine months of 2006 rose substantially, by 76 percent, compared to the first nine months of 2005. The continued year-over-year increase was due to a 6 percent sequential increase in equipment order intake, to € 52.3 million in the third quarter of 2006.

Reflecting a significant rise in demand for compound semiconductor equipment, especially from the LED end application markets, order intake for compound semiconductor equipment rose year-over-year by 89 percent to € 101.9 million in the first nine months of 2006. Accordingly, the proportion of orders received for compound semiconductor equipment in the first nine months of 2006 rose to 76 percent, from 71 percent in the comparable prior-year period.

Based on robust demand for CVD equipment, the value of orders received for silicon semiconductor equipment in the first nine months of 2006 rose by 44 percent year over year, to € 31.6 million. It must be noted, however, that Genus was consolidated into the AIXTRON Group only from March 14, 2005 onwards.

million €	Q1–Q3 2006		Q1–Q3 2005
Equipment Order Intake	133.5		76.0
of which Silicon Semiconductor Equipment	31.6	24%	22.0	29%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	101.9	76%	54.0	71%
Equipment Order Backlog (End of Period)	98.3		56.0
of which Silicon Semiconductor Equipment	14.0	14%	12.9	23%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	84.3	86%	43.1	77%

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of September 30, 2006. Mainly due to an increase in advanced customer payments, the equity ratio declined to 68 percent as of September 30, 2006, from 77 percent as of December 31, 2005.

As of September 30, 2006, AIXTRON was granted advance customer payment guarantees from banks totaling € 13.5 million (December 31, 2005: € 11.9 million).

2.0 million AIXTRON shares issued in connection with the acquisition of Genus were put into trust during 2005 to both service the Genus employee stock options program and to cover the warrants issued by Genus. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first nine months of 2006 totaled € 1.9 million, of which € 1.8 million were capital expenditures for technical equipment and € 0.1 million were capital expenditures in intangible assets. In contrast, investments in the first nine months of 2005 totaled € 14.5 million and included both Genus-related capitalized acquisition expenses totaling € 4.4 million and capital expenditures totaling € 7.0 million for purchases of technical equipment built in-house (including testing and laboratory equipment) as well as capital expenditures in intangible assets totaling € 3.1 million.

4.2.3. Liquidity

Despite a € 19.8 million increase in the value of inventories as of September 30, 2006 compared with year-end 2005, cash and cash equivalents increased by € 21.1 million, from € 31.4 million as of December 31, 2005 to € 52.5 million as of September 30, 2006. The increase in cash and cash equivalents was largely due to cash inflows from operating activities totaling € 23.2 million.

In comparison to the first nine months of 2005, liquidity was positively affected by lower cash outflows from investing activities. Whereas in the first nine months of 2005, cash outflows from investing activities totaled € 5.5 million (net of cash acquired from Genus totaling € 9.0 million), in the prior-year comparable period AIXTRON recorded cash outflows from investing activities of only € 1.9 million.

4.3. Net Assets

AIXTRON recorded an increase in the value of inventories. This contributed to an increase in the value of total assets from € 237.3 million as of December 31, 2005 to € 261.2 million as of September 30, 2006.

4.3.1. Property, Plant and Equipment

Due to asset depreciation totaling € 5.0 million less fixed asset additions totaling € 2.7 million and currency exchange effects and fixed asset disposals in the first nine months of 2006, the value of property, plant and equipment declined from € 42.2 million as of December 31, 2005 to € 38.6 million as of September 30, 2006.

4.3.2. Goodwill

In the first nine months of 2006 no adjustments to the value of acquired assets and liabilities were made.

The reduction in the value of goodwill from € 71.0 million as of December 31, 2005 to € 67.4 million as of September 30, 2006 was exclusively due to changes in the currency exchange rates as of the respective dates of record.

4.3.3. Other Intangible Assets

The reduction in the value of other intangible assets from € 19.8 million as of December 31, 2005 to € 16.4 million as of September 30, 2006 was largely due to exchange rate changes and scheduled depreciation expenses totaling € 2.6 million.

4.3.4. Trade Receivables

Trade receivables declined from € 24.2 million as of December 31, 2005 to € 16.7 million as of September 30, 2006. The decrease was largely due to timing effects.

4.3.5. Human Resources

The total number of employees was reduced from 585 as of September 30, 2005 to 561 as of September 30, 2006.

Employees by Region
as of September 30

	2006		2005
Asia	70	12%	71	12%
Europe	363	65%	391	67%
USA	128	23%	123	21%
Total	561	100%	585	100%

As of September 30, 2006, the majority of AIXTRON’s employees worked both in Research and Development and Sales and Service:

Employees by Function
as of September 30

	2006		2005
Sales and Service	178	32%	173	29%
Research and Development	179	32%	191	33%
Manufacturing	127	22%	132	23%
Administration	77	14%	89	15%
Total	561	100%	585	100%

5. Report on Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after the close of the first nine months of 2006.

6. Report on Expected Developments

6.1. Future Economic Environment and Opportunities

AIXTRON believes the following longer-term trends in its end-user markets could potentially influence AIXTRON’s future business favorably:

•       An early-generation capacity build-up for high-definition laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•       An increased global adoption of LEDs in automotive applications;

•       Research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications;

•       Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•       The ongoing development activities supporting a migration away from mass production passive matrix OLEDs towards active matrix OLEDs.

However, AIXTRON is also exposed to a number of risks, which are described in detail in the “Risk Factors” section of AIXTRON’s Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission. A copy of the Companys most recent Form 20-F is available on the Company’s website at http://www.aixtron.com, section investors, as well as on the SEC’s website at http://www.sec.gov.

6.2. Expected Results of Operations and Financial Position

Based on the positive business development in the first nine months of 2006, the Company raises its current 2006 full year guidance to approximately € 160 million in revenue (previous guidance given on August 3, 2006: approximately € 150 million in revenue), with net income after tax for fiscal year 2006 estimated to be approximately € 3 million (previous guidance given on August 3, 2006: breakeven on a net result basis).

CONSOLIDATED INTERIM FINANCIAL STATEMENT

7.1. Consolidated Income Statement (IFRS)*

in EUR thousands, except per share amounts and amount of shares	Q1–Q3 2006	Q3 2006	Q1–Q3 2005**	Q3 2005**
Revenues	108,635	40,934	95,683	29,060
Cost of sales	67,183	24,801	65,567	19,041
Gross profit	41,452	16,133	30,116	10,019
Selling expenses	15,862	5,568	18,757	7,900
General administration expenses	13,164	3,818	12,217	4,397
Research and development costs	18,650	6,126	19,188	7,017
Other operating income	3,812	1,208	5,620	911
Operating result	(2,412)	1,829	(14,426)	(8,384)
Interest income	474	215	515	133
Interest expense	23	15	147	36
Net interest	451	200	368	97
Result before taxes	(1,961)	2,029	(14,058)	(8,287)
Taxes on income	442	90	(2,360)	(244)
Net income loss/income for the period (after taxes)	(2,403)	1,939	(11,698)	(8,043)
Basic earnings per share (EUR)	(0.03)	0.02	(0.15)	(0.09)
Diluted earnings per share (EUR)	(0.03)	0.02	(0.15)	(0.09)
Weighted average number of shares used in computing per share amounts:
Basic	87,820,345	87,836,124	80,138,724	86,561,606
Diluted	87,820,345	87,925,885	80,138,724	86,561,606
Consolidated Statements of Comprehensive
Income (Loss)	kEUR	kEUR	kEUR	kEUR
Net loss/income for the period	(2,403)	1,939	(11,698)	(8,043)
Foreign currency translation adjustments	(5,083)	438	9,403	(425)
Loss on derivate financial instruments	385	(49)	(2,115)	191
Comprehensive loss/income	(7,101)	2,328	(4,410)	(8,277)

*unaudited

**comparative figures for 2005 after conversion to IFRS

7.2. Consolidated Balance Sheet (IFRS)

in EUR thousands	September 30, 2006*	December 31, 2005
Assets
Property, plant and equipment	38,645	42,179
Goodwill	67,409	71,002
Other intangible assets	16,351	19,766
Investment property	4,908	4,908
Other non-current assets	750	499
Deferred tax assets	6,165	6,331
Total non-current assets	134,228	144,685
Inventories	52,867	33,113
Trade receivables	16,711	24,209
less allowance of kEUR 368 (last year:kEUR 445)
Other current assets	4,906	3,875
Cash and cash equivalents	52,457	31,435
Total current assets	126,941	92,632
Total assets	261,169	237,317

Liabilities and shareholders’ equity
Subscribed capital	87,836	87,797
No. of shares: 87,836,124 (previous year: 87,796,614)
Additional paid-in capital	97,096	95,951
Retained earnings	(11,666)	(9,264)
Accumulated other comprehensive income	4,417	9,115
Total shareholders’ equity	177,683	183,599
Provisions for pensions	1,082	978
Other non-current liabilities	74	176
Other non-current accruals and provisions	2,280	3,122
Total non-current liabilities	3,436	4,276
Trade payables	25,395	17,479
Advanced payments from customers	36,913	11,845
Other current provisions and accruals	14,188	14,032
Other current liabilities	1,908	3,949
Current tax liabilities	503	1,404
Convertible bonds	3	3
Deferred revenues	1,140	730
Total current liabilities	80,050	49,442
Total liabilities	83,486	53,718
Total liabilities and shareholders’ equity	261,169	237,317

* unaudited

7.3. Consolidated Statement of Cash Flows (IFRS)*

in EUR thousands	Q1–Q3 2006	Q1–Q3 2005
Cash inflow/outflow from operating activities
Net loss/income for the period (after taxes)	(2,403)	(11,698)
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	1,099	1,355
Impairment expense	271	0
Depreciation and amortization expense	7,597	7,422
Loss from disposal of property, plant and equipment	57	116
Deferred income taxes	166	(3,884)
Other non-cash expenses	782	0
Cash inflow/outflow prior to changes in assets and liabilities	7,569	(6,689)
Changes to assets and liabilities
Inventories	(20,701)	1,020
Trade receivables	6,851	1,608
Other Assets	(1,357)	1,078
Trade payable	8,250	(1,511)
Provisions and other liabilities	(2,353)	(7,077)
Deferred revenues	442	(1,290)
Non-current liabilities	(659)	1,519
Advanced payments from customers	25,121	1,632
Cash inflow/outflow from operating activities	23,163	(9,710)
Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.	0	9,049
Cost related to the Genus acquisition	0	(4,359)
Capital expenditures in property, plant and equipment	(1,765)	(7,027)
Capital expenditures in intangible assets	(144)	(3,128)
Cash inflow/outflow from investing activities	(1,909)	(5,465)
Cash inflow/outflow from financing activities
Change in minority interests	83	0
Cash inflow/outflow from financing activities	83	0
Effect of changes in exchange rates on cash and cash equivalents	(315)	1,171
Net change in cash and cash equivalents	21,022	(14,004)
Cash and cash equivalents at the beginning of the period	31,435	45,498
Cash and cash equivalents at the end of the period	52,457	31,494
Cash paid for interest	22	214
Cash received for interest	462	245
Cash paid for income taxes	148	194
Cash received for income taxes	117	0

*unaudited

7.4. Consolidated Statement of Changes in Shareholders’ Equity (IFRS)*

							Other
	No.of issued						comprehensive income			Total
	ordinary	Subscribed		Subscribed		Additional		Derivative		Share-
	shares of the	capital	Treasury	capital		paid-in-	Currency	financial	Retained	holders
in EUR thousands	AIXTRON AG	under HGB	shares	under IFRS		capital	translation	instruments	Earnings	Equity

Balance at January 1, 2005	64,831,512	64,832	0	64,832		28,803	(2,196)	1,324	44,204	136,967
Net loss for the period									(11,698)	(11,698)
Capital increase against contribution in kind	20,539,956	24,968	(4,428)	20,540		62,161				82,701
Excercise of convertible bonds			2,384	2,384		3,142				5,526
Exercise of stock options			41	41		44				85
Accrued expense for stock options						1,355				1,355
Foreign currency translation adjustment							9,403			9,403
Derivative financial instruments								(2,115)		(2,115)
Balance at September 30, 2005	85,371,468	89,800	(2,003)	87,797		95,505	7,207	(791)	32,506	222,224

Balance at January 1, 2006	87,796,614	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599
Net loss for the period									(2,403)	(2,403)
Accrued expense for stock options						1,102				1,102
Exercise of stock options	39,510		39 **	40		43				83
Currency translation							(5,083)			(5,083)
Derivative financial instruments								385		385
Balance at September 30,2006	87,836,124	89,800	(1,964)	87,836	**	97,096	4,337	80	(11,666)**	177,683

* unaudited

** rounded

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1. Basis of Preparation

The unaudited consolidated financial statements of AIXTRON AG have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

8.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005.

8.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments

	Nine months
	ending				Consoli-
in EUR thousands	September 30	Asia	Europe	USA	dation	Group
Revenues realized with third parties	2006	88,211	10,629	9,795	0	108,635
	2005	68,269	14,702	12,712	0	95,683

Revenues realized with other segments	2006	11,787	8,802	8,812	(29,401)	0
	2005	7,403	3,922	6,010	(17,335)	0

Total segment revenues	2006	99,998	19,431	18,607	(29,401)	108,635

	2005	75,672	18,624	18,722	(17,335)	95,683

Segment assets (property, plant, and equipment)	2006	399	38,722	4,432	0	43,553
	2005	860	43,161	7,779	(219)	51,581

8.4. Issuance of equity securities

Based on the Company’ s stock option program, a total of 39,510 AIXTRON AG American Depositary Shares (ADS) were issued to employees in the first nine months of 2006.

8.5. Stock Options

Under the AIXTRON stock option plan 2002, 1,616,100 stock options were issued to employees in May 2006. The options become exercisable in equal installments of 25 percent per year after the second anniversary of the date of grant. The options expire ten years from the date of grant.

As of September 30, 2006, AIXTRON’ s employees and Executive Board members held 4,490,975 (end of 2005: 3,228,865) stock options representing the right to receive 5,191,641 (end of 2005: 3,932,501) AIXTRON AG common shares. As of September 30, 2006, the employees of the Genus group of companies held 2,316,080 (end of 2005: 2,676,620) Genus stock options representing the right to receive 1,181,201 (end of 2005: 1,365,076) ADSs of AIXTRON AG.

As part of the Genus transaction, which was closed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

8.6. Transition to IFRS

Explanation of the transition to IFRS for the first nine months of 2005:

in EUR thousands	Nine Months 2005
Consolidated profit under US GAAP	(9,949)
a) Valuation of inventories	(508)
b) Measurement of provisions for pensions	(181)
c) Share-based payments	(1,337)
d) Difference in the value of deferred tax assets	277

Consolidated profit under IFRS	(11,698)

in EUR thousands	December 31, 2004	September 30, 2005
Consolidated capital under US GAAP	135,404	252,057
a) Valuationof property, plant and equipment	380	380
a) Valuationof inventories	2,175	1,667
b) Measurement of provisions for pensions	108	(72)
d) Decrease in deferred tax assets	(1,100)	(823)
e) Effects from Genus acquisition	0	(30,985)

Consolidated equity under IFRS	136,967	222,224

a)     The reconciling items in inventories and property, plant & equipment are timing differences between the US GAAP nd the IFRS treatment of the reversal of impairment provisions.

b)    Actuarial gains and losses are treated differently under US GAAP and IFRS in the financial year 2005. Under US GAAP the corridor approach is used whereas under IFRS the gains and losses are realized when they occur.

c)     Under IFRS 2 the expense of share-based payments must be measured at fair value. Under US GAAP these options were measured at intrinsic value.

d)    The decrease in deferred tax asset represents the tax effect of the above mentioned differences between US GAAP and IFRS.

e)     The reconciling item mainly results from the determination of the purchase price within the scope of the Genus acquisition as under IFRS and US GAAP different measurement dates must be considered. Further differences result from foreign currency translation as well as from valuation of stock options and convertible bonds.

For further explanations on how the transition to IFRS effected the financial statements of AIXTRON AG please refer to Note 38 in the Notes to the consolidated financial statements for the financial year 2005.

Aachen, Germany
November 2006

AIXTRON Aktiengesellschaft, Aachen, Germany
Executive Board

Contact

AIXTRON AG
Investor Relations and
Corporate Communications
Kackertstraße 15–17
D-52072 Aachen, Germany

Phone:	+49 (241) 8909-444
Fax:	+49 (241) 8909-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

Publisher
AIXTRON AG, Aachen, Germany

Conception and content
AIXTRON AG, Aachen, Germany

Design
SI Group GmbH
Wetzlar, Germany

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ PAUL K. HYLAND
	Name:	Paul K. Hyland
	Title:	President and CEO
Date: November 2, 2006

	By	/s/ WOLFGANG BREME
	Name:	Wolfgang Breme
	Title:	CFO